Exhibit 99.1

Zhihu Inc. Reports Unaudited Fourth Quarter and Fiscal Year 2022 Financial Results

BEIJING, March 22, 2023 — Zhihu Inc. (“Zhihu” or the “Company”) (NYSE: ZH; HKEX: 2390), a leading online content community in China, today announced its unaudited financial results for the quarter and fiscal year ended December 31, 2022.

Fourth Quarter 2022 Highlights

●	Total revenues were RMB1,114.0 million (US$161.5 million) in the fourth quarter of 2022, representing a 9.3% increase from the same period of 2021.

●	Net loss was RMB179.5 million (US$26.0 million) in the fourth quarter of 2022, narrowed by 53.2% from the same period in 2021.

●	Adjusted net loss (non-GAAP)[1] was RMB134.1 million (US$19.4 million) in the fourth quarter of 2022, narrowed by 44.3% from the same period of 2021.

●	Average monthly active users (MAUs)[2] reached 100.7 million in the fourth quarter of 2022, compared with 103.3 million in the same period of 2021.

●	Average monthly subscribing members[3] reached 13.0 million in the fourth quarter of 2022, representing a 112.5% increase from the same period of 2021.

“We capped off 2022 by delivering solid operating and financial results in the fourth quarter and full year. Our total revenues in the fourth quarter recorded a 9.3% year-over-year increase. Our average MAUs for the year grew to 101.3 million with further improved user engagement and user time spent. As we continued to broaden our fulfilling content coverage, we captured the evolving needs from our massive user base for premium content. For the full year, the revenue from our vocational training business increased by more than four times, becoming another growth driver incubated by our vibrant ecosystem. At the same time, paid membership achieved strong revenue growth of 84% year over year. Moving into 2023, we will continue to stimulate user experience across our community, empower our multiple growth engines and further enhance our technical capabilities to embrace long-term growth opportunities.” said Mr. Yuan Zhou, chairman and chief executive officer of Zhihu.

Mr. Henry Sha, chief financial officer of Zhihu, added, “During the fourth quarter, our total revenues reached RMB1,114.0 million with resilient growth from both paid membership and the vocational training business, with gross margin improving to 56.4% from 47.1% a year ago. As we concentrated on our core business and strove to improve operating efficiency, we further narrowed our net loss by 53.2% year over year, with a net loss margin of 16.1%. We will continue to implement strict cost control measures and prudently evaluate rising investment opportunities as we progress through the expected ongoing economic recovery.”

Fourth Quarter 2022 Financial Results

Total revenues were RMB1,114.0 million (US$161.5 million), representing a 9.3% increase from RMB1,019.2 million in the same period of 2021.

Advertising revenue was RMB274.7 million (US$39.8 million), compared with RMB377.8 million in the same period of 2021. The decrease was primarily due to the challenging macroeconomic environment and the negative impact of the COVID-19 pandemic in certain cities in China during the period.

Paid membership revenue was RMB402.5 million (US$58.4 million), representing a 92.8% increase from RMB208.8 million in the same period of 2021. The increase was primarily attributable to the continued growth of our subscribing members, resulting from our enhancement of content attractiveness and improving user experience.

Content-commerce solutions revenue was RMB297.7 million (US$43.2 million), compared with RMB367.3 million in the same period of 2021. The decrease was primarily attributable to the negative impact of the COVID-19 pandemic and the challenging macroeconomic environment.

Vocational training revenue[4] was RMB84.6 million (US$12.3 million), representing a 281.1% increase from RMB22.2 million in the same period of 2021. The significant increase was primarily attributable to our growing and diverse online course offerings, and the revenue contributions from our recently acquired businesses in the period.

Other revenues were RMB54.5 million (US$7.9 million), representing a 26.2% increase from RMB43.2 million in the same period of 2021, primarily attributable to the increased sales of our private label products and book series.

Cost of revenues decreased by 10.0% to RMB485.4 million (US$70.4 million) from RMB539.4 million in the same period of 2021, primarily attributable to a decrease in content and operational costs, and the decrease in cloud services and bandwidth costs resulting from our improved efficiency, partially offset by the increase in payment processing costs.

Gross profit was RMB628.5 million (US$91.1 million), representing a 31.0% increase from RMB479.8 million in the same period of 2021. Gross margin increased to 56.4% in the fourth quarter of 2022 from 47.1% in the same period of 2021, primarily attributable to our optimized products and service offerings and our improved efficiency.

Total operating expenses was RMB844.8 million (US$122.5 million), compared with RMB855.1 million in the same period of 2021.

Selling and marketing expenses increased to RMB509.2 million (US$73.8 million) from RMB470.2 million in the same period of 2021. The increase was primarily attributable to our increased marketing activities to promote our products and service offerings and to strengthen Zhihu’s brand awareness.

Research and development expenses increased to RMB212.5 million (US$30.8 million) from RMB208.0 million in the same period of 2021. The increase was primarily attributable to the higher salaries and welfare expenses of research and development personnel, as well as the employee severance costs in the fourth quarter of 2022 associated with the optimization of our organizational structure.

General and administrative expenses decreased by 30.4% to RMB123.1 million (US$17.8 million) from RMB176.9 million in the same period of 2021. The decrease was primarily attributable to lower share-based compensation expenses recognized, partially offset by the increased employee severance costs associated with the optimization of our organizational structure in the period.

Loss from operations decreased by 42.4% to RMB216.3 million (US$31.4 million) from RMB375.2 million in the same period of 2021.

Adjusted loss from operations (non-GAAP)[1] decreased by 26.6% to RMB170.3 million (US$24.7 million) from RMB232.1 million in the same period of 2021.

Net loss decreased by 53.2% to RMB179.5 million (US$26.0 million) from RMB383.3 million in the same period of 2021.

Adjusted net loss (non-GAAP)[1] decreased by 44.3% to RMB134.1 million (US$19.4 million) from RMB240.8 million in the same period of 2021.

Diluted net loss per American Depositary Share (“ADS”) was RMB0.29 (US$0.04), compared with RMB0.65 in the same period of 2021.

Cash and cash equivalents, term deposits and short-term investments

As of December 31, 2022, the Company had cash and cash equivalents, term deposits and short-term investments of RMB6,261.5 million (US$907.8 million), compared with RMB7,371.7 million as of December 31, 2021.

Fiscal Year 2022 Financial Results

Total revenues were RMB3,604.9 million (US$522.7 million), representing a 21.8% increase from RMB2,959.3 million in 2021.

Advertising revenue was RMB926.3 million (US$134.3 million), compared with RMB1,160.9 million in 2021. The decrease was primarily due to the challenging macroeconomic environment in China.

Paid membership revenue was RMB1,230.8 million (US$178.5 million), representing an 84.1% increase from RMB668.5 million in 2021. The increase was primarily attributable to the continued growth of our subscribing members.

Content-commerce solutions revenue was RMB1,030.2 million (US$149.4 million), representing a 5.8% increase from RMB974.0 million in 2021.

Vocational training revenue[4] was RMB248.3 million (US$36.0 million), increasing from RMB45.8 million in 2021. The significant increase was primarily attributable to our growing and diverse online course offerings, and the revenue contributions from our recently acquired businesses in 2022.

Other revenues were RMB169.4 million (US$24.6 million), representing a 53.8% increase from RMB110.1 million in 2021. The increase was primarily attributable to the increased sales of our private label products and book series.

Cost of revenues increased by 27.9% to RMB1,796.9 million (US$260.5 million) from RMB1,405.4 million in 2021, primarily attributable to the increase in content and operational costs to enhance our content attractiveness and growing cloud services and bandwidth costs.

Gross profit increased to RMB1,808.1 million (US$262.1 million) from RMB1,553.9 million in 2021. Gross margin in 2022 was 50.2%, compared to 52.5% in 2021.

Total operating expenses increased to RMB3,411.8 million (US$494.7 million) from RMB2,944.6 million in 2021.

Selling and marketing expenses increased to RMB2,026.5 million (US$293.8 million) from RMB1,634.7 million in 2021, mainly attributable to our increased marketing activities to promote our products and service offerings and to strengthen Zhihu’s brand awareness.

Research and development expenses increased to RMB763.4 million (US$110.7 million) from with RMB619.6 million in 2021, mainly attributable to the increase in salaries and welfare expenses of research and development personnel in 2022.

General and administrative expenses decreased to RMB622.0 million (US$90.2 million), from RMB690.3 million in 2021. The decrease was primarily attributable to lower share-based compensation expenses recognized, partially offset by the increase in salaries and welfare expenses of management personnel and our expenses in relation to our listing on The Stock Exchange of Hong Kong Limited in 2022.

Loss from operations was RMB1,603.8 million (US$232.5 million), compared with RMB1,390.7 million in 2021.

Adjusted loss from operations (non-GAAP)[1] was RMB1,218.8 million (US$176.7 million), compared with RMB837.9 million in 2021.

Net loss was RMB1,578.4 million (US$228.8 million), compared with RMB1,298.9 million in 2021.

Adjusted net loss (non-GAAP)[1] was RMB1,195.9 million (US$173.4 million), compared with RMB747.1 million in 2021.

Diluted net loss per ADS was RMB2.59 (US$0.38), compared with RMB3.06 in 2021.

Share Repurchase Program

The Company announced a share repurchase program in May 2022 under which the Company may repurchase up to US$100 million of Class A ordinary shares or ADSs for a 12-month period, which was approved by shareholders at the Company’s annual general meeting held on June 10, 2022. As of December 31, 2022, 6.5 million Class A ordinary shares (including Class A ordinary shares underlying the ADSs) had been repurchased on both the New York Stock Exchange and The Stock Exchange of Hong Kong Limited under the program for a total price of US$16.7 million.

[1] Adjusted loss from operations and adjusted net loss are non-GAAP financial measures. For more information on the non-GAAP financial measures, please see the section of “Use of Non-GAAP Financial Measures” and the table captioned “Unaudited Reconciliations of GAAP and Non-GAAP Results” set forth at the end of this press release.

[2] MAUs refers to the sum of the number of mobile devices that launch our mobile app at least once in a given month, or mobile MAUs, and the number of logged-in users who visit our PC or mobile website at least once in a given month, after eliminating duplicates.

[3] Monthly subscribing members refers to the number of our Yan Selection (盐选) members in a specified month. Average monthly subscribing members for a period is calculated by dividing the sum of monthly subscribing members for each month during the specified period by the number of months in such period.

[4] Effective in the first quarter of 2022, the Company separately reported the revenue of its vocational training business, which was formerly included in “revenue - others,” in light of the significant growth of the revenue contribution from vocational training to the Company’s total revenues. For comparison purposes, the revenue of vocational training business and the revenue in “others” for each quarter of 2021 have been retrospectively re-classified.

Conference Call

The Company’s management will host an earnings conference call at 7:00 a.m. U.S. Eastern Time on March 22, 2023 (7:00 p.m. Beijing/Hong Kong time on March 22, 2023).

All participants wishing to join the conference call must pre-register online using the link provided below. Once the pre-registration has been completed, each participant will receive a set of dial-in numbers, a passcode, and a unique registrant ID which can be used to join the conference call. Participants may pre-register at any time, including up to and after the call start time.

Participant Online Registration: https://dpregister.com/sreg/10176364/f620171988

Additionally, a live and archived webcast of the conference call will be available on the Company's investor relations website at https://ir.zhihu.com.

About Zhihu Inc.

Zhihu Inc. (NYSE: ZH; HKEX: 2390), the operator of Zhihu, a leading online content community in China where people come to find solutions, make decisions, seek inspiration, and have fun. We have been dedicated to expanding our content and service offerings to enable our users to explore and enjoy “fulfilling content” (有获得感的內容) that broadens horizons, provides solutions, and resonates with minds. Since the initial launch in 2010, we have grown from a Q&A community into one of the top five comprehensive online content communities and the largest Q&A-inspired online content community in China, both in terms of average mobile MAUs and revenue in 2019, 2020, and 2021, according to CIC. For more information, please visit https://ir.zhihu.com.

Use of Non-GAAP Financial Measures

In evaluating the business, the Company considers and uses non-GAAP financial measures, such as adjusted loss from operations and adjusted net loss, to supplement the review and assessment of its operating performance. The Company defines non-GAAP financial measures by excluding the impact of share-based compensation expenses, amortization of intangible assets resulting from business acquisitions and the tax effects of the non-GAAP adjustments, which are non-cash expenses. The Company believes that the non-GAAP measures facilitate comparisons of operating performance from period to period and company to company by adjusting for potential impacts of items, which the Company’s management considers to be indicative of its operating performance. The Company believes that the non-GAAP financial measures provide useful information to investors and others in understanding and evaluating the Company’s consolidated results of operations in the same manner as it helps the Company’s management.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The presentation of the non-GAAP financial measures may not be comparable to similarly titled measures presented by other companies. The use of the non-GAAP measures has limitations as an analytical tool, and investors should not consider it in isolation from, or as a substitute for analysis of, our results of operations or financial condition as reported under U.S. GAAP. For more information on the non-GAAP financial measures, please see the tables captioned “Unaudited Reconciliations of GAAP and Non-GAAP Results” set forth at the end of this press release.

Exchange Rate Information

This announcement contains translations of certain Renminbi amounts into U.S. dollars at a specified rate solely for the convenience of the reader. Unless otherwise noted, all translations from Renminbi to U.S. dollars were made at a rate of RMB6.8972 to US$1.00, the exchange rate in effect as of December 30, 2022 as set forth in the H.10 statistical release of the Federal Reserve Board.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the Company's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. In some cases, forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “target,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to,” or other similar expressions. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the SEC and the Hong Kong Stock Exchange. All information provided in this press release is as of the date of this press release, and the Company does not undertake any duty to update such information, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

Zhihu Inc.

Email: ir@zhihu.com

Piacente Financial Communications

Helen Wu

Tel: +86-10-6508-0677

Email: zhihu@tpg-ir.com

In the United States:

Piacente Financial Communications

Brandi Piacente

Phone: +1-212-481-2050

Email: zhihu@tpg-ir.com

ZHIHU INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(All amounts in thousands, except share, ADS, per share data and per ADS data)

	For the Three Months Ended				For the Year Ended
	December 31, 2021	September 30, 2022	December 31, 2022		December 31, 2021	December 31, 2022
	RMB	RMB	RMB	US$	RMB	RMB	US$
Revenues:
Advertising	377,812	196,689	274,693	39,827	1,160,886	926,296	134,300
Paid membership	208,756	335,435	402,531	58,362	668,507	1,230,804	178,450
Content-commerce solutions	367,295	265,249	297,694	43,162	973,986	1,030,184	149,363
Vocational Training	22,197	78,004	84,591	12,265	45,823	248,266	35,995
Others	43,160	36,334	54,456	7,895	110,122	169,369	24,556
Total revenues	1,019,220	911,711	1,113,965	161,511	2,959,324	3,604,919	522,664
Cost of revenues	(539,392)	(467,327)	(485,442)	(70,382)	(1,405,423)	(1,796,867)	(260,521)
Gross profit	479,828	444,384	628,523	91,129	1,553,901	1,808,052	262,143

Selling and marketing expenses	(470,175)	(478,279)	(509,229)	(73,831)	(1,634,733)	(2,026,468)	(293,810)
Research and development expenses	(208,006)	(160,760)	(212,495)	(30,809)	(619,585)	(763,362)	(110,677)
General and administrative expenses	(176,881)	(83,944)	(123,107)	(17,849)	(690,292)	(621,973)	(90,178)
Total operating expenses	(855,062)	(722,983)	(844,831)	(122,489)	(2,944,610)	(3,411,803)	(494,665)

Loss from operations	(375,234)	(278,599)	(216,308)	(31,360)	(1,390,709)	(1,603,751)	(232,522)

Other income/(expenses):
Investment income	22,107	23,138	5,922	859	59,177	70,380	10,204
Interest income	9,877	14,598	33,671	4,882	31,305	68,104	9,874
Fair value change of financial instruments	6,100	(79,322)	(4,619)	(670)	27,846	(176,685)	(25,617)
Exchange (losses)/gains	(30,154)	28,302	(1,524)	(221)	(16,665)	71,749	10,403
Others, net	(12,964)	(3,047)	6,099	884	(4,391)	5,983	867

Loss before income tax	(380,268)	(294,930)	(176,759)	(25,626)	(1,293,437)	(1,564,220)	(226,791)
Income tax expense	(3,023)	(2,655)	(2,755)	(399)	(5,443)	(14,183)	(2,056)
Net loss	(383,291)	(297,585)	(179,514)	(26,025)	(1,298,880)	(1,578,403)	(228,847)
Net income attributable to noncontrolling interests	-	(2,590)	(164)	(24)	-	(2,754)	(399)
Accretions of convertible redeemable preferred shares to redemption value	-	-	-	-	(170,585)	-	-
Net loss attributable to Zhihu Inc.’s shareholders	(383,291)	(300,175)	(179,678)	(26,049)	(1,469,465)	(1,581,157)	(229,246)

Net loss per share
Basic	(1.29)	(0.98)	(0.59)	(0.09)	(6.12)	(5.19)	(0.75)
Diluted	(1.29)	(0.98)	(0.59)	(0.09)	(6.12)	(5.19)	(0.75)

Net loss per ADS (Two ADSs represent one Class A ordinary share)
Basic	(0.65)	(0.49)	(0.29)	(0.04)	(3.06)	(2.59)	(0.38)
Diluted	(0.65)	(0.49)	(0.29)	(0.04)	(3.06)	(2.59)	(0.38)

Weighted average number of ordinary shares outstanding
Basic	296,870,566	306,621,507	304,665,906	304,665,906	240,174,108	304,836,318	304,836,318
Diluted	296,870,566	306,621,507	304,665,906	304,665,906	240,174,108	304,836,318	304,836,318

ZHIHU INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (CONTINUED)

(All amounts in thousands, except share, ADS, per share data and per ADS data)

	For the Three Months Ended				For the Year Ended
	December 31, 2021	September 30, 2022	December 31, 2022		December 31, 2021	December 31, 2022
	RMB	RMB	RMB	US$	RMB	RMB	US$
Share-based compensation expenses included in:
Cost of revenues	8,865	(411)	3,663	531	18,973	11,861	1,720
Selling and marketing expenses	10,419	6,647	5,019	728	31,947	24,334	3,528
Research and development expenses	25,514	16,608	15,831	2,295	57,595	62,503	9,062
General and administrative expenses	95,904	22,002	18,032	2,614	439,950	275,197	39,900

ZHIHU INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands)

	As of December 31, 2021	As of December 31, 2022
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	2,157,161	4,525,852	656,187
Term deposits	2,815,509	948,390	137,504
Short-term investments	2,239,596	787,259	114,142
Trade receivables	831,628	834,251	120,955
Amounts due from related parties	18,196	24,798	3,595
Prepayments and other current assets	272,075	199,249	28,889
Total current assets	8,334,165	7,319,799	1,061,272
Non-current assets:
Property and equipment, net	9,865	7,290	1,057
Intangible assets, net	68,308	80,237	11,633
Goodwill	73,663	126,344	18,318
Long-term investments	19,127	-	-
Term deposits	159,393	-	-
Right-of-use assets	126,512	100,119	14,516
Other non-current assets	14,132	22,450	3,255
Total non-current assets	471,000	336,440	48,779
Total assets	8,805,165	7,656,239	1,110,051
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable and accrued liabilities	1,026,534	916,112	132,824
Salary and welfare payables	313,676	283,546	41,110
Taxes payables	66,184	25,975	3,766
Contract liabilities	239,757	355,626	51,561
Amounts due to related parties	83,591	24,861	3,605
Short term lease liabilities	40,525	53,190	7,712
Other current liabilities	127,447	165,531	24,000
Total current liabilities	1,897,714	1,824,841	264,578
Non-current liabilities
Long term lease liabilities	82,133	43,367	6,288
Deferred tax liabilities	14,030	11,630	1,686
Other non-current liabilities	73,139	82,133	11,908
Total non-current liabilities	169,302	137,130	19,882
Total liabilities	2,067,016	1,961,971	284,460

Total Zhihu Inc.’s shareholders’ equity	6,730,654	5,653,696	819,709
Noncontrolling interests	7,495	40,572	5,882
Total shareholders’ equity	6,738,149	5,694,268	825,591

Total liabilities and shareholders’ equity	8,805,165	7,656,239	1,110,051

ZHIHU INC.

UNAUDITED RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS

(All amounts in thousands)

	For the Three Months Ended				For the Year Ended
	December 31, 2021	September 30, 2022	December 31, 2022		December 31, 2021	December 31, 2022
	RMB	RMB	RMB	US$	RMB	RMB	US$
Loss from operations	(375,234)	(278,599)	(216,308)	(31,360)	(1,390,709)	(1,603,751)	(232,522)
Add:
Share-based compensation expenses	140,702	44,846	42,545	6,168	548,465	373,895	54,210
Amortization of intangible assets resulting from business acquisition	2,400	2,763	3,490	506	4,380	11,053	1,603
Adjusted loss from operations	(232,132)	(230,990)	(170,273)	(24,686)	(837,864)	(1,218,803)	(176,709)

Net loss	(383,291)	(297,585)	(179,514)	(26,025)	(1,298,880)	(1,578,403)	(228,847)
Add:
Share-based compensation expenses	140,702	44,846	42,545	6,168	548,465	373,895	54,210
Amortization of intangible assets resulting from business acquisition	2,400	2,763	3,490	506	4,380	11,053	1,603
Tax effects on non-GAAP adjustments	(600)	(600)	(600)	(87)	(1,095)	(2,400)	(348)
Adjusted net loss	(240,789)	(250,576)	(134,079)	(19,438)	(747,130)	(1,195,855)	(173,382)